UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 26, 2016

LINEAR TECHNOLOGY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	0-14864	94-2778785
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1630 McCarthy Boulevard

Milpitas, California 95035

(Address of principal executive offices including zip code)

(408) 432-1900

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger.

On July 26, 2016 (the “Agreement Date”), Linear Technology Corporation, a Delaware corporation (“Linear”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Analog Devices, Inc., a Massachusetts corporation (“Analog”), and Tahoe Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Analog (“Merger Sub”). The Merger Agreement and the Merger (as defined below) have been unanimously approved by the board of directors of Analog and Linear.

Structure. The Merger Agreement provides that, upon the terms and subject to the satisfaction or valid waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Linear (the “Merger”), with Linear continuing as the surviving corporation and a wholly owned subsidiary of Analog.

Consideration. At the effective time of the Merger, each outstanding share of common stock, par value $0.001 per share, of Linear (a “Linear Common Share”), other than shares held by stockholders who have validly exercised their appraisal rights under Delaware law, certain shares owned by Linear, Analog and their subsidiaries or shares subject to restricted stock awards, will be automatically converted into the right to receive the following consideration (collectively, the “Merger Consideration”), without interest:

•	$46.00 in cash (the “Cash Consideration”); and
•	0.2321 shares of common stock of Analog, par value $0.16 2/3 per share (“Analog Common Shares”) (such ratio, the “Exchange Ratio”).

With regard to the Merger Consideration, if the aggregate number of Analog Common Shares to be issued in connection with the Merger (including all Analog Common Shares which may be issued in the future pursuant to Adjusted RSU Awards and Adjusted Restricted Stock Awards (as defined below)) would exceed 19.9% of the Analog Common Shares issued and outstanding immediately prior to the closing (the “Maximum Share Number”), (a) the Exchange Ratio will be reduced to the minimum extent necessary such that the aggregate number of Analog Common Shares to be issued in connection with the Merger does not exceed the Maximum Share Number and (b) the Cash Consideration will be correspondingly increased on a per share basis to offset such adjustment.

Effect on Linear Equity Awards. At the closing, each Linear restricted stock unit award (“Linear RSU Award”) and each Linear restricted stock award (“Linear Restricted Stock Award”) that becomes vested at the closing (including each Linear Restricted Stock Award held by a non-employee director) will be converted into the right to receive the Merger Consideration in respect of each Linear Common Share underlying such award.

Each Linear RSU Award and each Linear Restricted Stock Award that was granted on or prior to July 22, 2016 that does not become vested at the closing will be converted at the closing into two adjusted awards as follows:

•	An award representing the right to receive an amount in cash equal to the number of Linear Common Shares subject to such award, multiplied by the Cash Consideration (“Adjusted Cash Award”); and
•

a restricted unit award (“Adjusted RSU Award”) or restricted stock award (“Adjusted Restricted Stock Award”), as applicable, relating to the number of Analog Common Shares equal to the product (rounded to the nearest whole number of shares) of the number of Linear Common Shares subject to such award, multiplied by the Exchange Ratio.

Each Linear RSU Award and Linear Restricted Stock Award granted after July 22, 2016 will be converted at the closing into an adjusted award solely in respect of a number of Analog Common Shares equal to the product (rounded to the nearest whole number of shares) of the number of Linear Common Shares subject to such award, multiplied by 0.9947.

Each Adjusted Cash Award, Adjusted RSU Award and Adjusted Restricted Stock Award will have the same terms and conditions, including vesting and, for Adjusted Restricted Stock Awards, any rights to receive future dividends, that were applicable to the corresponding Linear RSU Award or Linear Restricted Stock Award, as applicable.

Covenants, Representations and Warranties.  Each of Linear and Analog have made customary representations, warranties and covenants in the Merger Agreement, including covenants by each party relating to (i) conduct of their business prior to the closing of the Merger and (ii) use of their respective reasonable best efforts to obtain all required governmental and regulatory consents and approvals; provided, however, that Analog is not required to accept divestiture, licensing, operational and other restrictions with respect to assets, licenses, product lines, operations or businesses of Analog, Linear or any of their respective subsidiaries that individually or in the aggregate, generated total collective revenues in excess of $125 million in Analog’s or Linear’s 2016 fiscal year, other than certain restrictions or actions that are not material to the affected asset, product line, operation or business and other than non-exclusive licenses with de minimis adverse effects, each as described in more detail in the Merger Agreement; and provided, further, that Analog is not required to agree to or accept any obligation to permit any third party to invest (whether directly or indirectly, including via joint venture or similar arrangement) in Analog, Linear or any of their respective subsidiaries or affiliates. Linear and Analog made certain other customary covenants, including, among others and subject to certain exceptions, in the case of Analog, to provide continuing employees with comparable salaries, wages and benefit plans provided to such employees prior to the closing. The Merger Agreement contains customary non-solicitation restrictions prohibiting Linear from soliciting alternative acquisition proposals from third parties or providing information to or participating in discussions or negotiations with third parties regarding alternative acquisition proposals, subject to customary exceptions relating to proposals that would reasonably be expected to lead to a superior proposal (as described in the Merger Agreement).

Conditions to Merger.  The closing of the Merger is subject to certain conditions, including, among others, (a) adoption of the Merger Agreement by at least a majority of all outstanding Linear Common Shares, (b) effectiveness under the Securities Act of 1933 of the Form S-4 registration statement relating to the issuance of Analog Common Shares in the Merger and the absence of any stop order in respect thereof or proceedings by the SEC for that purpose, (c) the absence of laws, orders, judgments and injunctions that restrain, enjoin or otherwise prohibit consummation of the Merger, (d) expiration or termination of the applicable Hart-Scott-Rodino Act waiting period and receipt of specified governmental and regulatory consents and approvals, and (e) subject to certain exceptions, the accuracy of representations and warranties with respect to the businesses of Linear and Analog and compliance in all material respects by Linear, Analog and Merger Sub with their respective covenants contained in the Merger Agreement. Consummation of the Merger is not subject to a financing condition.

Termination Rights.    The Merger Agreement contains certain termination rights by either Linear or Analog, including if the Merger is not consummated by April 26, 2017, which may be extended under certain circumstances to October 26, 2017 in order to obtain required regulatory approvals.

If the Merger Agreement is terminated under certain circumstances, including termination by Linear to enter into a superior alternative transaction or a termination following an adverse recommendation change of Linear’s board of directors, Linear will be obligated to pay to Analog a termination fee equal to $490 million in cash. If the Merger Agreement is terminated under certain circumstances involving the failure to obtain required regulatory approvals, Analog will be obligated to pay Linear a termination fee equal to $700 million in cash.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto, and is incorporated into this report by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Analog or Linear. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Analog’s or Linear’s public disclosures.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On, and effective as of, July 26, 2016, the Board approved an amendment to the Bylaws of the Company (as amended, the “Bylaws”), pursuant to which a new Section 8.13 was added to designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for any action by a stockholder (in their capacity as such) that is (a) a derivative action or proceeding brought on behalf of the corporation, (b) asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (c) asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws (in each case, as amended from time to time), or (d) asserting a claim governed by the internal affairs doctrine (the “Bylaw Amendment”).

The foregoing description of the Bylaw Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Bylaws, as amended by the Bylaw Amendment, a copy of which is filed as Exhibit 3.1 hereto and incorporated by reference herein.

* * *

Forward Looking Statements

This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), the allocation of the merger consideration, the expected benefits and synergies of the transaction, Analog Devices’ and Linear Technology’s plans, objectives and expectations and Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology intend to file relevant information with the SEC, including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that will include a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). Investors and security holders of Linear Technology are urged to carefully read the entire registration statement and proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information about Analog Devices, Linear Technology and the proposed transaction. A definitive proxy statement/prospectus will be sent to Linear Technology’s stockholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology stockholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices common stock is set forth in the definitive proxy statement for the Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear Technology common stock is set forth in the definitive proxy statement for Linear Technology’s 2015 annual meeting of stockholders, as previously filed with the SEC on September 17, 2015. Free copies of these documents may be obtained as described in the paragraph above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Exhibit Description
2.1	Agreement and Plan of Merger, dated July 26, 2016, by and among Linear Technology Corporation, Analog Devices, Inc. and Tahoe Acquisition Corp.*
3.1	Bylaws of Linear Technology Corporation

* Certain exhibits and schedules have been omitted, and Linear agrees to furnish supplementally to the Commission a copy of any omitted exhibits or schedules upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 29, 2016

LINEAR TECHNOLOGY CORPORATION

By:	/s/ Donald P. Zerio
Donald P. Zerio
Vice President, Finance & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description
2.1	Agreement and Plan of Merger, dated July 26, 2016, by and among Linear Technology Corporation, Analog Devices, Inc. and Tahoe Acquisition Corp.*
3.1	Bylaws of Linear Technology Corporation

* Certain exhibits and schedules have been omitted, and Lam agrees to furnish supplementally to the Commission a copy of any omitted exhibits or schedules upon request.